WOODSIDE

PROCESSED

JUN 23 2004

THOMSON FINANCIAL

8 June 2004

04030934

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

JUN 21 2004

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- South East Asia Australia Offshore Conference (Maxwell), lodged with the Australian Stock Exchange on 7 June 2004;
- GoM Atwater Valley Area 488 #2 (Kansas-3), lodged with the Australian Stock Exchange on 8 June 2004;
- Appendix 3Y Change of Director's Interest Notice (Broadbent), lodged with the Australian Stock Exchange on 8 June 2004;
- Appendix 3Y Change of Director's Interest Notice (Fraunschiel), lodged with the Australian Stock Exchange on 8 June 2004;
- Appendix 3Y Change of Director's Interest Notice (Goode), lodged with the Australian Stock Exchange on 8 June 2004;
- Appendix 3Y Change of Director's Interest Notice (Jungels), lodged with the Australian Stock Exchange on 8 June 2004;
- Appendix 3Y Change of Director's Interest Notice (Rose), lodged with the Australian Stock Exchange on 8 June 2004;
- WA-255-P (Stybarrow-3 & -4), lodged with the Australian Stock Exchange on 8 June 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

dw 6/23

# ASX ANNOUNCEMENT
**(ASX: WPL)**

**MONDAY, 7 JUNE 2004**
**12:30PM (WST)**

1954 2004
*Commitment to Growth*

WOODSIDE


**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


## SOUTH EAST ASIA AUSTRALIA OFFSHORE CONFERENCE

Woodside's Director Gas & Commercial, David Maxwell will be presenting to the SEAAOC conference today in Darwin. A copy of the presentation, titled "Woodside: Building a Long-term and Competitive Gas Business", is available on Woodside's website (www.woodside.com.au) via the 'Investor Relations' page under 'Presentations'.

**TUESDAY, 8 JUNE 2004**
**10:00AM (WST)**

1954 2004
*Commitment to Growth*

WOODSIDE

**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## GOM Atwater Valley Area 488#2 Kansas # 3

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Kansas #3 exploration well (OCS-G 18617 #2) located in the Gulf of Mexico on Atwater Valley block 488 was spudded on 29 May 2004. This well is a replacement well for the Kansas #2 (OCS-G 18617 #1) well which had to be plugged and abandoned 4 days after spudding due to mechanical difficulties.

Kansas #3 is approximately 60 metres (200 feet) due south of Kansas #2. Water depth at the location is approximately 1,440 metres (4,725 feet). Planned total depth is approximately 5,500 metres (18,000 feet), referenced to the rig rotary table. The well is located approximately 11 kilometres (7 miles) northeast of the Neptune discovery.

Woodside Energy (USA) Inc. owns a 16.665% working interest in the leases that comprise the Kansas prospect.

The next scheduled report on the well will be released after completion of drilling operations. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Woodside Petroleum Ltd. |
| **ABN** | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Jillian Rosemary BROADBENT |
| **Date of last notice** | 23 April 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 4 June 2004 |
| **No. of securities held prior to change** | Direct = 26,412<br>Indirect = 10,000 |
| **Class** | Ordinary |
| **Number acquired** | 11,228 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $188,926.54 |
| **No. of securities held after change** | Direct = 37,640<br>Indirect = 10,000 |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Woodside Petroleum Ltd. |
| **ABN** | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Erich FRAUNSCHIEL |
| **Date of last notice** | 17 December 2002 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 4 June 2004 |
| **No. of securities held prior to change** | Direct = Nil<br>Indirect = 20,000 |
| **Class** | Ordinary |
| **Number acquired** | 2,702 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $45,466.80 |
| **No. of securities held after change** | Direct = 2,702<br>Indirect = 20,000 |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Woodside Petroleum Ltd. |
| **ABN** | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Charles Barrington GOODE |
| **Date of last notice** | 23 April 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 4 June 2004 |
| **No. of securities held prior to change** | Direct = 24,857<br>Indirect = 98,000 |
| **Class** | Ordinary |
| **Number acquired** | 54,180 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $911,666.67 |
| **No. of securities held after change** | Direct = 79,037<br>Indirect = 98,000 |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Woodside Petroleum Ltd. |
| **ABN** | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Pierre Jean-Marie Henri JUNGELS |
| **Date of last notice** | 23 April 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 4 June 2004 |
| **No. of securities held prior to change** | Direct = 2,486 |
| **Class** | Ordinary |
| **Number acquired** | 2,355 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $39,623.30 |
| **No. of securities held after change** | Direct = 4,841 |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Woodside Petroleum Ltd. |
| **ABN** | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Philip John Barnes ROSE |
| **Date of last notice** | 23 April 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 4 June 2004 |
| **No. of securities held prior to change** | Direct = 8,895 |
| **Class** | Ordinary |
| **Number acquired** | 19,810 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $333,333.33 |
| **No. of securities held after change** | Direct = 28,705 |

82-2280

# ASX ANNOUNCEMENT
**(ASX: WPL)**

**TUESDAY, 8 JUNE 2004**
**11:50AM (WST)**

1954 2004
*Commitment to Growth*

WOODSIDE


**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


## WA-255-P
## STYBARROW-3 & -4

Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that wireline logging on the Stybarrow-3 appraisal well located in the Exmouth Sub-basin was completed, and the well was sidetracked updip as Stybarrow-4. The sidetracked hole had reached a depth of 1,921 metres on 8 June 2004.

Stybarrow-3 encountered an oil column in sands of the objective Macedon interval. The interpretation of the well results is continuing.

The Atwood Eagle semi-submersible drilling rig is drilling the wells. The well locations are approximately 2 kilometres northeast of Stybarrow-1. Water depth at the location is approximately 790 metres. Planned total depth for Stybarrow-4 is 2,509 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.